Exhibit 2
Performance of Wipro Limited for the Quarter and Year ended March 31, 2010
April 23, 2010
Suresh C Senapaty
Executive Director & Chief Financial Officer

Financial Summary for the Year ended March 31, 2010 (IFRS)
Wipro Limited (Consolidated)
Revenue Growth Particulars Rs. Crores YoY Revenue 27,124 6%
Profits Before Interest & Tax 5,151 19%
Profits After Tax 4,593 18%
Key Segmental Results
Revenue Growth PBIT Growth Segment Rs. Crores YoY Rs. Crores YoY IT Services 20,249 6% 4,741 18%
IT Products 3,821 11% 176 29%
Consumer Care & Lighting 2,258 17% 308 19%

Financial Summary for the Quarter ended March 31, 2010 (IFRS)
Wipro Limited (Consolidated)
Revenue Growth Particulars Rs. Crores YoY Revenue 6,983 8%
Profits Before Interest & Tax 1,336 19%
Profits After Tax 1,209 21%
Key Segmental Results
Revenue Growth PBIT Growth Segment Rs. Crores YoY Rs. Crores YoY IT Services 5,260 7% 1,272 20%
IT Products 890 2% 26 -17%
Consumer Care & Lighting 608 27% 81 16%

Highlights for the Quarter IT Services
Strong quarter of broad based, volume led growth
Business environment returning to normal
Improved margins despite wage increases, rupee appreciation and cross-currency impact
Constant currency Revenues at $1,180Mn, sequential growth of 4.7%
Reported Revenues at $1,166 Mn, sequential growth of 3.5%
Margins expanded 60bps sequentially to 24.2%; 2.6% expansion YoY
Revenues from Fixed Price Projects improved 1.8% sequentially to 44.3%
Number of million-dollar clients increased by 8 this quarter

IT Services — Revenue Dynamics for Quarter ending March 31, 2010 Geographical Distribution
7% 9%
Americas 2% Europe Japan 57%
26% India & Middle East business Other Emerging Markets Service Lines:
Consulting grew 22% sequentially & 42% YoY Both BPO & Product Engineering Services grew 6% sequentially, while TIS & Testing grew 5% Geographies:
Europe grew 3% sequentially & 15% YoY Other Emerging Markets (which include APAC and Australia) grew 13% sequentially and 85% YoY Verticals:
Healthcare & Services grew 10% QoQ and 40% YoY Technology grew 6%, Telecom grew 7% sequentially, while Financial Services grew 5% Energy & Utilities grew 5% QoQ & 37% YoY

IT Services Awards & Recognition Awards and Recognition:
Wipro’s innovative application services model, CIGMA (Centre for Integrated Global Management of Applications) won the NASSCOM IT Innovation Award in the Process Innovation category for the year. This award recognizes innovation in a company’s business processes, models, inputs, go-to-market strategies, delivery models to realize significant business value. In recognition of efforts to create job opportunities in the local community in Atlanta, received the 2010 Global Impact Award from Metro Atlanta Chamber of Commerce under the category of Economic Development — Foreign Direct Investment — for success in job creation and positive impact on Atlanta’s economy in 2009

IT Services Deal Wins
A 7-year strategic agreement with The Main Street America Group to supplement their IT organization in its endeavor to support its present and future business needs.
A multi-year, strategic partnership with consumer electronics retailer Best Buy Co., Inc. to provide a comprehensive range of technology and business services across the globe
A 6-year deal with a large consumer products company to manage end to end infrastructure for setting up centralized global IT operations across 15 countries
A large US-based pharmaceutical company which is leveraging Wipro’s understanding of the pharmaceutical domain and it’s proven delivery capability in the application management space for their strategic initiative aimed at process standardization across the various units and help them achieve significant benefits

Other Highlights
Wipro Consumer Care and Lighting (WCCL)
Consumer Care and Lighting business recorded Revenues of Rs. 6.08 billion, an increase of 27% YoY and PBIT of Rs. 807 million, an increase of 16% YoY.
International Business had a great quarter with Middle East and Malaysia bouncing back and with strong growth coming from Vietnam, China and Indonesia. Leading Brands Enchanteur, Safi and Romano grew well.
Santoor remains the #1 toilet soap brand in South India both in urban and rural markets
Robust growth coming across from all segments of Toilet soaps, Wellness, Trade Lighting, Commercial Lighting, Furniture and switches.
Wipro Infrastructure Engineering (WIN)
We are the worlds largest third party Hydraulics player.
Positive news is that we have gained market share during the downturn and further cemented our relationships with our key clients.
India market is strong and has returned to peak levels.
Europe has bottomed out and we are starting to see the first signs of recovery
WIN-Eco-energy:
We are focused on 3 main segments which include Green Build (Factories, Commercial/ Residential Complexes), Solar Utility Scale Plants (driven off the Solar Mission) and Managed Services (end to end mgmt of energy infrastructure and usage for clients)
Confidence in our business model has increased significantly, validated by the market & our wins

Looking ahead
Looking ahead, for the quarter ending June 30, 2010, we expect the Revenue from our IT Services business to be in the range $1,190 Mn* to $1,215 Mn*
* Guidance is based on the following constant currency exchange rates: GBP/USD at 1.54, Euro/USD at 1.36, AUD/USD at 0.91, USD/INR at 45.60

Supplemental Data Financial Results as per IGAP Key Operating Metrics in IT Services

Financial Summary for the Year ended March 31, 2010 (IGAAP) Wipro Limited (Consolidated)
Revenue Growth
Particulars
Rs. Crores YoY Revenue 27,141 6%
Profits Before Interest & Tax 5,179 18%
Profits After Tax 4,631 19% Key Segmental Results
Revenue Growth PBIT Growth
Segment
Rs. Crores YoY Rs. Crores YoY IT Services 20,247 6% 4,775 18%
IT Products 3,832 11% 175 18%
Consumer Care & Lighting 2,377 14% 310 22%

Financial Summary for the Quarter ended March 31, 2010 (IGAAP) Wipro Limited (Consolidated)
Revenue Growth
Particulars
Rs. Crores YoY
Revenue 6,984 8% Profits Before Interest & Tax 1,355 18% Profits After Tax 1,236 22% Key Segmental Results
Revenue Growth PBIT Growth
Segment
Rs. Crores YoY Rs. Crores YoY IT Services 5,263 7% 1,283 20%
IT Products 887 2% 26 -30%
Consumer Care & Lighting 643 25% 85 24%

Key Operating Metrics in IT Services for the Quarter ended March 31, 2010 Particulars Q4 10 Q3 10 Q4 09
Revenue Composition:
Technology, Media & Telecom 25.6% 26.1% 26.9% Financial Services 26.1% 25.8% 26.0% Manufacturing 14.8% 15.1% 16.3% Healthcare & Services 9.2% 8.7% 7.4% Retail & Transportation 14.7% 14.8% 15.6% Energy & Utilities 9.6% 9.5% 7.8% Geography Composition: Americas 56.7% 57.1% 60.5% Europe 26.3% 26.3% 25.5% Japan 1.5% 1.6% 2.3% India & Middle East business 8.8% 8.9% 7.7% Other Emerging Markets 6.7% 6.1% 4.0% People related Number of employees 1,08,071 1,02,746 97,810 Net Additions 5325 4855 845

Key Operating Metrics in IT Services for the Quarter ended March 31, 2010 Particulars Q4 10 Q3 10 Q4 09
Customer Concentration:
Top Customer 2.5% 2.6% 2.4% Top 5 10.5% 10.8% 10.8% Top 10 19.3% 19.5% 19.7% Active Customers 845 822 863 No. of New Customers 27 31 20 Revenue from New Customers 3.5% 2.2% 3.2% Onsite Revenue (IT Services) 49.4% 50.3% 51.2% Off Shore Revenue (IT Services) 50.6% 49.7% 48.8% Customer Size Distribution: $50 M 16 16 17 $20- 50Mn 40 37 36 $10 -$20Mn 40 42 40 $5 -$10Mn 70 61 60
$3- $5Mn 60 77 67
$1-$3Mn 180 165 207 Total >$1Mn 406 398 427